Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES AND
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2009	2008		2007		2006		2005		2004
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), minority interest in net income of consolidated subsidiaries, and income from equity investees	$(823)	$320		$6,743		$7,872		$5,013		$2,726
Add:
Fixed charges	535	643		658		566		474		410
Amortization of capitalized interest	15	18		15		9		8		7
Distributions from equity investees	–	–		–		47		50		42
Less:
Interest capitalized	(95)	(111)		(107)		(165)		(66)		(37)

Total earnings (loss)	$(368)	$870		$7,309		$8,329		$5,479		$3,148

Fixed charges:
Interest expense, net	$291	$340		$359		$212		$268		$260
Interest capitalized	95	111		107		165		66		37
Rental expense interest factor (a)	149	192		192		189		140		113

Total fixed charges	$535	$643		$658		$566		$474		$410

Ratio of Earnings to Fixed Charges	(b )	1.4	x	11.1	x	14.7	x	11.6	x	7.7	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings (loss)	$(368)	$870		$7,309		$8,329		$5,479		$3,148

Total fixed charges	$535	$643		$658		$566		$474		$410
Preferred stock dividends	–	–		–		3		20		19

Total fixed charges and preferred stock dividends	$535	$643		$658		$569		$494		$429

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(b )	1.4	x	11.1	x	14.6	x	11.1	x	7.3	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the nine months ended September 30, 2009, earnings were insufficient to cover fixed charges by $903 million. The deficiency was due primarily to a $575 million pre-tax asset impairment loss resulting from the permanent shutdown of the gasification unit at our Delaware City Refinery and the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the continuing economic slowdown on refining industry fundamentals during the period. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.